SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Interim Financial Statements for the three and six months ended June 30, 2010.
2.	Management's Discussion and Analysis for the three and six months ended June 30, 2010.
3.	Canadian Form 52-109F2 Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

SONDE RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30 2010	December 31 2009
(CDN$ thousands)
Assets (note 4)
Current
Cash and cash equivalents	8,626	3,305
Restricted cash (note 10)	22,652	22,274
Accounts receivable	14,921	14,164
Fair value of financial instrument (note 9)	1,776	--
Prepaid expenses and deposits (note 10)	5,714	3,270
	53,689	43,013
Long term portion of prepaid expenses and deposits	665	878
Property, plant and equipment, net (note 3)	242,148	247,941
	296,502	291,832

Liabilities
Current
Accounts payable and accrued liabilities	15,944	28,236
Stock unit awards (note 6)	207	55
Revolving credit facility (note 4)	80	24,067
	16,231	52,358
Convertible preferred shares (note 5)	15,771	15,301
Asset retirement obligations	14,914	13,978
	46,916	81,637
Contingencies and commitments (note 10)

Shareholders' Equity
Share capital (note 6)	339,158	280,561
Equity portion of preferred shares (note 5)	12,682	1,969
Warrants (notes 5, 6)	351	76
Contributed surplus (note 6)	27,572	26,923
Deficit	(130,177)	(99,334)
	249,586	210,195
	296,502	291,832
See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Marvin Chronister”	(Signed) “Kerry Brittain”
Marvin Chronister	Kerry Brittain
Director	Director

Q2 2010 FS	Page 1

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
 (unaudited)
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
(CDN$ thousands, except per share amounts)
Revenue
Petroleum and natural gas sales	8,720	8,302	18,894	18,282
Transportation	(333)	(170)	(610)	(358)
Royalties	(1,628)	(564)	(3,134)	(2,043)
	6,759	7,568	15,150	15,881
Gain on financial instrument (note 9)	62	--	2,909	--
	6,821	7,568	18,059	15,881
Interest and other income	105	356	144	739
	6,926	7,924	18,203	16,620

Expenses
Operating	2,691	4,417	5,567	7,868
General and administrative	3,582	4,505	6,155	7,424
Depletion, depreciation and accretion	7,342	8,899	14,370	18,219
Ceiling test impairment (note 3)	9,712	--	9,712	--
Stock based compensation (note 6)	451	655	774	1,374
Interest on preferred shares	233	346	491	718
Interest on credit facilities	105	1,524	158	2,077
Foreign exchange gain	(805)	(2,056)	(677)	(1,824)
Loss on abandonment	7	45	7	290
Bad debt expense	885	30	915	87
Loss on exchange of preferred shares (note 5)	--	--	172	--
Restructuring costs	--	5,611	--	8,351
Loss on investment	--	28	--	190
	24,203	24,004	37,644	44,774
Loss before income taxes	(17,277)	(16,080)	(19,441)	(28,154)
Part VI.1 tax on preferred share dividends	386	--	386	--
Future income tax recovery	--	(6,192)	--	(9,280)
Net loss and comprehensive loss	(17,663)	(9,888)	(19,827)	(18,874)
Deficit, beginning of period	(112,514)	(54,999)	(99,334)	(46,013)
Incremental equity on exchange of preferred shares (note 5)	--	--	(11,016)	--
Deficit, end of period	(130,177)	(64,887)	(130,177)	(64,887)
Basic and diluted loss per share (note 6)	($0.28)	($0.29)	($0.33)	($0.56)
See accompanying notes to the unaudited consolidated financial statements

Q2 2010 FS	Page 2

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
 (unaudited)
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
(CDN$ thousands)
Cash provided by (used in):
Operating
Net loss	(17,663)	(9,888)	(19,827)	(18,874)
Items not involving cash:
Depletion, depreciation and accretion	7,342	8,899	14,370	18,219
Stock based compensation	451	655	774	1,374
Ceiling test impairment	9,712	--	9,712	--
Accretion expense on preferred shares	33	128	98	264
Unrealized loss (gain) on financial instrument	861	--	(1,776)	--
Unrealized foreign exchange gain	(227)	(679)	(96)	(296)
Loss on abandonment	7	45	7	290
Loss on exchange of preferred shares	--	--	172	--
Future income tax recovery	--	(6,192)	--	(9,280)
Loss on investment	--	28	--	190
Shares received for interest on bridge facility	--	--	--	(258)
Asset retirement expenditures	(35)	(88)	(35)	(345)
	481	(7,092)	3,399	(8,716)
Changes in non-cash working capital (note 8)	925	8,972	(4,540)	15,603
	1,406	1,880	(1,141)	6,887

Financing
Issue of common shares, net of share issue costs	(205)	--	58,597	(77)
Revolving credit facility advances (repayments)	--	637	(23,987)	(8,663)
Changes in non-cash working capital (note 8)	--	124	--	(708)
	(205)	761	34,610	(9,448)

Investing
Exploration and development expenditures	(8,596)	(7,468)	(17,326)	(29,392)
Exploration and development divestitures	--	--	--	9,062
Decrease in restricted cash	(94)	--	(94)	--
Change in non-cash working capital (note 8)	(6,363)	3,810	(10,740)	26,311
	(15,053)	(3,658)	(28,160)	5,981
(Decrease) increase in cash and cash equivalents	(13,852)	(1,017)	5,309	3,420
Cash and cash equivalents, beginning of period	22,444	10,644	3,305	5,994
Effect of foreign exchange on cash and cash equivalents (note 8)	34	(704)	12	(491)
Cash and cash equivalents, end of period	8,626	8,923	8,626	8,923
See accompanying notes to the unaudited consolidated financial statements

Q2 2010 FS	Page 3

SONDE RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(unaudited)
(All tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Nature of operations and basis of presentation

	a)	Nature of operations

Sonde Resources Corp. (formerly Canadian Superior Energy Inc.)  (“Sonde” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, with operations in Western Canada, offshore the Republic of Trinidad and Tobago and North Africa. The Company is also engaged in a proposed development of a liquefied natural gas project in U.S. federal waters offshore New Jersey (the “LNG Project”).

	b)	Basis of presentation

The Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

On June 3, 2010, the Company’s shareholders approved the consolidation of the Company’s outstanding shares on a five for one basis effective on the close of business June 4, 2010. The effect of the consolidation was to reduce to one-fifth the number of common shares, warrants, stock options and stock unit awards outstanding. The number of shares which the preferred shares are convertible into were also reduced to one-fifth. In addition, the conversion price of the preferred shares, the weighted average exercise price and fair value per options, warrants and stock unit awards have been adjusted to five times the pre-consolidation prices. All share and per share amounts included in these financial statements have been adjusted retroactively for the consolidation.

2.	Summary of accounting policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian GAAP, following the same accounting policies and methods of computation as the audited consolidated financial statements of the Company for the year ended December 31, 2009. In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2009 audited consolidated financial statements, have been condensed or omitted.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2009.

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises, including the Company. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

3.	Property, plant and equipment, net

	June 30, 2010			December 31, 2009
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	407,352	(269,236)	138,116	399,954	(245,884)	154,070
Trinidad	71,214	--	71,214	69,998	--	69,998
United States	26,430	--	26,430	19,739	--	19,739
Libya/Tunisia	5,951	--	5,951	3,558	--	3,558
	510,947	(269,236)	241,711	493,249	(245,884)	247,365
Corporate assets	1,613	(1,176)	437	1,570	(994)	576
Total PP&E	512,560	(270,412)	242,148	494,819	(246,878)	247,941

Q2 2010 FS	Page 4

3.	Property, plant and equipment, net (continued)

The calculation of depletion and depreciation included an estimated $5.1 million (June 30, 2009 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $112.6 million (June 30, 2009 - $145.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.0 million (June 30, 2009 - $22.7 million) relates to Western Canada, nil (June 30, 2009 - $5.5 million) to East Coast Canada, $71.2 million (June 30, 2009 - $96.5 million) to Trinidad and Tobago, $26.4 million (June 30, 2009 - $17.6 million) to the LNG Project and $6.0 million (June 30, 2009 – $3.3 million) for offshore Libya/Tunisia.

During the six months ended June 30, 2010, the Company capitalized $8.1 million of general and administrative expenses (June 30, 2009 - $7.1 million) related to exploration and development activities.

At June 30, 2010, the Company applied a ceiling test to its petroleum and natural gas properties. The application of this test required an adjustment of $9.7 million to the carrying value of the Company’s Canadian petroleum and natural gas properties (December 31, 2009 - $57.5 million).

4.	Revolving credit facility

As at June 30, 2010, the Company had drawn $0.1 million (December 31, 2009 - $24.1 million) against the $40.0 million (December 31, 2009 - $40.0 million) demand revolving credit facility (the “Credit Facility”) at a variable interest rate of prime plus 0.25% (December 31, 2009 – prime plus 0.75%). The Credit Facility is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. The Credit Facility has covenants, as defined in the Company’s credit agreement, that require the Company to maintain its working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from the Credit Facility nor domestic cash flow while the Credit Facility is outstanding. The Company and its creditor completed their semi-annual review of the Credit Facility in June 2010 and is subject to the next review on or before January 1, 2011.

5.	Convertible preferred shares

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011, the conversion price was reduced from US$12.50 to US$3.00 and the conversion of 150,000 preferred shares into common shares was increased from 1,200,000 to 5,000,000. The terms of the dividend payment under the Series B Shares remain unchanged from the Series A Shares whereby the Company can elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. In addition, the Company granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share and expiring December 31, 2011. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$3.00 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered.

The Company recorded the exchange of the Series A Shares for the Series B Shares as a deemed settlement of the Series A Shares. The liability component of the Series B Shares was recorded at their new fair value based on the revised terms. The increase in the liability of $0.2 million on February 3, 2010, was charged to earnings during the six months ended June 30, 2010. The incremental equity attributable to the change in the conversion feature and the issuance of common share purchase warrants has been recorded as a capital transaction resulting in an increase in the carrying value of the equity component of $10.7 million and an increase to warrants of $0.3 million with an offset of $11.0 million to the Company’s deficit.

On March 31, 2010 and June 30, 2010, the Company elected to pay cash as opposed to common shares to satisfy its preferred shares quarterly dividend requirements.

Q2 2010 FS	Page 5

5.	Convertible preferred shares (continued)

The following table summarizes the carrying value of the liability and equity component of the convertible preferred shares:

	Liability component	Equity component
Balance, December 31, 2008	17,194	2,320
Foreign exchange	(2,395)	--
Accreted non-cash interest	502	--
Expired warrants	--	(351)
Balance, December 31, 2009	15,301	1,969
Foreign exchange	200	--
Accreted non-cash interest	98	--
Loss on exchange of shares	172	--
Incremental equity on exchange of shares	--	10,713
Balance, June 30, 2010	15,771	12,682

6.	Share capital

(a) Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

(b) Common shares and warrants issued

	June 30, 2010		December 31, 2009
	Number (thousands)	Amount	Number (thousands)	Amount
Share capital, beginning of period	39,411	280,561	33,729	261,845
Issued upon private placement	22,885	59,501	--	--
Issued upon acquisition of Challenger	--	--	5,546	22,183
Issued upon the exercise of warrants	--	--	30	146
Issued for preferred share dividend	--	--	106	453
Issue costs, net of future tax reduction	--	(904)	--	(66)
Tax benefits renounced on flow-through shares	--	--	--	(4,000)
Share capital, end of period	62,296	339,158	39,411	280,561

Warrants, beginning of period	825	76	875	3,946
Issued in exchange of preferred shares	500	303	--	--
Assumed upon acquisition of Challenger	--	--	1,985	147
Exercised in exchange for common shares	--	--	(60)	(71)
Expired	(785)	(28)	(1,975)	(3,946)
Warrants, end of period	540	351	825	76

On January 19, 2010, the Company completed a private placement of 22,884,848 common shares at $2.60 per share for gross proceeds of $59.5 million.

On February 3, 2010, as part of the exchange of the preferred shares, the Company issued 500,000 common share purchase warrants expiring December 31, 2011 and exercisable at a price of US$3.25 for each common share.

Q2 2010 FS	Page 6

6.	Share capital (continued)

On September 15, 2009, the Company issued 5,545,669 common shares to acquire Challenger Energy Corp. (“Challenger”). As part of the transaction, the Company assumed 1,985,000 purchase warrants which are exercisable at a proportionally adjusted exercise price for that portion of a common share of the Company. The warrants have an exercise price ranging from $0.25 to $22.00 per purchase warrant. As at June 30, 2010, 40,000 of the assumed purchase warrants remain outstanding, 1,885,000 have expired and 60,000 were exercised.

	(c)	Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	June 30, 2010		December 31, 2009
	Number of options (thousands)	Weighted average exercise price ($)	Number of options (thousands)	Weighted average exercise price ($)
Balance, beginning of period	1,978	9.10	3,291	11.90
Cancelled	(22)	3.20	(1,337)	11.35
Forfeited	(128)	6.91	(892)	11.05
Granted	182	3.15	916	3.30
Balance, end of period	2,010	8.74	1,978	9.10

The following table summarizes stock options outstanding under the plan at June 30, 2010:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)
0.00-5.00	964	9.40	3.19	--	--
5.01-7.50	38	2.16	7.21	38	7.21
7.51-10.00	92	4.44	8.95	92	8.95
10.01-12.50	269	6.04	11.40	269	11.40
12.51-15.00	167	7.25	13.80	167	13.80
15.01-17.50	355	7.63	15.92	265	15.91
17.51-20.00	125	7.67	19.00	82	19.00
0.00-20.00	2,010	7.98	8.74	913	13.40

The following table summarizes stock options outstanding under the plan at December 31, 2009:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)
0.00-5.00	887	9.86	3.20	--	--
5.01-7.50	38	2.65	7.21	38	7.21
7.51-10.00	97	4.81	8.90	97	8.90
10.01-12.50	270	6.54	11.40	270	11.40
12.51-15.00	186	7.74	13.73	181	13.76
15.01-17.50	375	8.12	15.92	187	15.88
17.51-20.00	125	8.16	19.00	55	19.00
0.00-20.00	1,978	8.39	9.10	828	12.94

Q2 2010 FS	Page 7

6.	Share capital (continued)

(d) Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan. Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	June 30, 2010	December 31, 2009
Balance, beginning of period	26,923	19,624
Issuance of stock options	621	3,002
Expired warrants	28	4,297
Balance, end of period	27,572	26,923

The fair value of options granted during the period was estimated based on the date of grant using a Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Six months ended June 30 2010	Twelve months ended December 31 2009
Risk free interest rate (%)	2.9	2.7
Expected life (years)	5.0	5.0
Expected dividend yield (%)	--	--
Expected volatility (%)	85.4	78.1
Weighted average fair value of options granted ($)	1.88	2.05

(e)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 39,704 shares under the ESSP during the six months ended June 30, 2010 (June 30, 2009 – 41,126).

(f)	Stock unit awards

The Company issued 308,800 stock unit awards to members of the Board of Directors. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest at the earlier of the last business day of the calendar year in which the third anniversary of the grant date occurs or the date the Company incurs a change of control. The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.  At June 30, 2010, the Company recorded a liability of $0.2 million to recognize the fair value of the vested stock units (December 31, 2009 - $0.1 million).

On June 3, 2010, 5,666 stock unit awards were exercised and 23,334 expired related to a former director of the Company.

Q2 2010 FS	Page 8

6.	Share capital (continued)

(g) Basic and diluted per share

The Company used the treasury stock method to calculate net loss per common share.

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	62,296	33,729	59,894	33,729
Basic and diluted loss per share	($0.28)	($0.29)	($0.33)	($0.56)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009
(thousands)
Stock options	2,010	3,099	2,010	3,099
Convertible preferred shares – Series A	--	1,200	--	1,200
Convertible preferred shares – Series B	5,000	--	5,000	--
Warrants	540	875	540	875

7.	Capital disclosures

The Company’s primary objectives in managing its capital structure are to:

	•	Maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;
	•	Maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and
	•	Maximize shareholder returns

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs and disposing of assets.

The Company’s capital structure consists of the following:

	June 30, 2010	December 31, 2009
Working capital (surplus) deficit	(37,458)	9,345
Convertible preferred shares	15,771	15,301
Share capital	339,158	280,561
Equity portion of preferred shares	12,682	1,969
Warrants	351	76
Contributed surplus	27,572	26,923
Deficit	(130,177)	(99,334)
Total Capital	227,899	234,841

Q2 2010 FS	Page 9

8.	Supplemental cash flow information

	a)	Changes in non-cash working capital

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009

Accounts receivable	(3,384)	5,874	(757)	(19,586)
Prepaid expenses and deposits	(2,666)	(218)	(2,444)	(234)
Long term portion of prepaid expenses and deposits	9	146	213	291
Accounts payable and accrued liabilities	603	7,104	(12,292)	60,735
Change in non-cash working capital	(5,438)	12,906	(15,280)	41,206

The change in non-cash working capital has been allocated to the following activities:

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009

Operating	925	8,972	(4,540)	15,603
Financing	--	124	--	(708)
Investing	(6,363)	3,810	(10,740)	26,311
	(5,438)	12,906	(15,280)	41,206

b)	Other cash flow information

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009

Interest paid	305	1,524	551	2,077

c)	Changes to prior period cash flow from operating activities

Cash flow from operating activities for the three and six months ending June 30, 2009 have been adjusted to separately disclose the impact of foreign exchange on cash and cash equivalents. The change is as follows:

	Three months ended	Six months ended
	June 30	June 30
	2009	2009

Cash flow from operating activities, as previously reported	1,176	6,396
Change due to foreign exchange impact on cash and cash equivalents	704	491
Adjusted cash flow from operating activities	1,880	6,887

Q2 2010 FS	Page 10

9.	Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate, commodity price risk and liquidity risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

	(a)	Credit risk

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at June 30, 2010, the maximum credit risk exposure is the carrying amount of cash and cash equivalents of $8.6 million (December 31, 2009 – $3.3 million), restricted cash of $22.7 million (December 31, 2009 – $22.3 million), accounts receivables of $14.9 million (December 31, 2009 – $14.2 million) and fair value of financial instrument of $1.8 million (December 31, 2009 – nil). As at June 30, 2010, the Company’s accounts receivables consisted of $5.5 million  (December 31, 2009 - nil) of Libya/Tunisia joint interest billings, $4.7 million  (December 31, 2009 - $6.7 million) of Western Canada joint interest billings, $2.0 million (December 31, 2009 - $2.5 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $2.7 million (December 31, 2009 - $5.0 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $1.2 million (December 31, 2009 - $0.4 million).

	(b)	Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At June 30, 2010, the Company has US$0.2 million in cash and cash equivalents (December 31, 2009 – US$0.6 million), US$21.0 million in restricted cash (December 31, 2009 – US$20.9 million), US$1.9 million (December 31, 2009 – US$2.4 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$5.4 million (December 31, 2009 – nil) in joint interest billings and US$3.4 million (December 31, 2009 – nil) of prepaid drilling costs related to the Libya/Tunisia drilling program, US$2.0 million (December 31, 2009 – US$1.0 million) of Block 5(c) payables, US$2.2 million (December 31, 2009 – US$0.5 million) of LNG Project payables,  and US$14.8 million (December 31, 2009 – US$14.6 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Libya/Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

	(c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at June 30, 2010.

	(d)	Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The Company has the following natural gas price risk contract:

Term	Contract	Volume (GJs/d)	Fixed price	June 30, 2010 Fair Value
January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$1,776

(e)	Liquidity risk

The Company’s 2010 exploration and development program will be financed through a combination of cash, cash flow from operating activities, Credit Facility utilization and possible future debt or equity financings, farm outs and joint ventures.

Q2 2010 FS	Page 11

10.	Contingencies and commitments

	a)	Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the Block 5(c) project operated by BG International Limited (“BG”). At June 30, 2010, BG held in escrow for the Company US$20.0 million whereby the Company must maintain the lesser of US$20.0 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

	b)	MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with The Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program.

The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. This request has been denied. The Government has suggested a partnering by the Company with a seismic program earmarked by Petrotrin for its land acreage. The partnering would guarantee the Company has access to the seismic data and an opportunity to participate in other proposed exploration activities set out by Petrotrin. While the Company believes the proposal is reasonable, it is possible that a mutually agreeable solution may not be reached and the Company may be required to pay some portion of the performance security amount in order to relinquish the MG Block.

	c)	Libya/Tunisia

On August 27, 2008, the Company entered into the 7th of November Block Exploration and Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 300 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49.0 million to secure its minimum work program obligations. Under the EPSA, the Company has also agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation is secured by a fully insured bank guarantee for US$15.0 million to Joint Oil payable if a rig is not moved on location by August 26, 2010. On July 12, 2010, the rig move on date in the bank guarantee was extended from August 26, 2010 to November 26, 2010. This guarantee will be reduced upon the Company meeting specified milestones with respect to the appraisal well.

Q2 2010 FS	Page 12

10.	Contingencies and commitments (continued)

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in the Company's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million.

On April 30, 2010, the Company announced it had signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig for drilling the Zarat 1 North appraisal well on the 7th of November Block, offshore Libya/Tunisia during the fourth quarter of 2010. The Assignment and Transfer Agreement required the payment of US$2.0 million for both Canadian Sahara Energy Inc. (“Canadian Sahara”) and the Company’s share of third party rig demobilization costs as well as a deposit of US$6.8 million to be held as security for the due performance of the Company’s and Canadian Sahara’s share of the obligations.

In July 2008, the Company entered into a Participation Agreement (“PA”) to use reasonable efforts to transfer a 50% interest to Canadian Sahara upon execution of the EPSA. The interest is to be held in trust until Canadian Sahara is recognized as a party to the EPSA. Canadian Sahara is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees. On July 5, 2010, the Company and Canadian Sahara finalized a Joint Operating Agreement (“JOA”) to govern the conduct of operations between the parties. In addition, the two parties entered into a Clarification Agreement which, among other matters, gives Canadian Sahara until September 15, 2010 to pay its share of costs, plus interest, incurred after April 1, 2010. Canadian Sahara’s failure to pay their share of costs, plus interest, when due would constitute a default under the terms of the JOA. At June 30, 2010, Canadian Sahara had been invoiced US$5.4 million in joint interest billings.

	d)	Litigation and claims

In December 2009, a class action lawsuit was commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. In addition, in May and June 2010, two proposed class action lawsuits were commenced in the Ontario Superior Court of Justice. The actions are made against different groups of former executives and directors of the Company and one current officer of the Company. One of the actions alleges oppression and improper option granting practices and includes the Company and Challenger, a wholly owned subsidiary of the Company, as defendants. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. The class action lawsuits purport to be brought on behalf of purchasers of common shares of the Company from January 14, 2008 to February 17, 2009.

The defendants named in the lawsuit other than the Company and Challenger may seek indemnification from the Company for the expenses and costs of the lawsuit and in respect of any damages that may be awarded to the plaintiffs. In such event, the Company will assess the indemnification obligations, if any. The Company carries director and officer liability insurance which may limit the indemnification obligations, if any, of the Company.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Q2 2010 FS	Page 13

11.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

Six months ended June 30	2010	2009
($ thousands, except per share amounts)
Net loss in accordance with Canadian GAAP, as reported	(19,827)	(18,874)
Flow through shares
Income taxes	--	(1,946)
Change in fair value of warrants	--	112
Change in fair value of derivative liabilities	(1,784)	--
Related party property acquisitions
Depletion, amortization and accretion expense	136	142
Income taxes	(38)	(41)
Ceiling test
Write down of petroleum and natural gas properties	9,712	(34,144)
Income taxes	(2,719)	9,902
Depletion, depreciation and accretion expense	7,987	10,133
Income taxes	(2,236)	(2,938)
Change in valuation allowance	4,994	(11,901)
Loss on exchange of preferred shares	172	--
Convertible preferred share treatment	298	(523)
Net loss in accordance with U.S. GAAP	(3,305)	(50,079)
Convertible preferred share treatment	(1,057)	(55)
Net loss attributable to common shareholders in accordance with U.S. GAAP	(4,362)	(50,134)
Net loss per share in accordance with U.S. GAAP
Basic and diluted	($0.07)	($1.49)

The application of U.S. GAAP results in differences to the following balance sheet items:

	June 30, 2010		December 31, 2009
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	242,148	156,992	247,941	144,950
Convertible preferred shares liability	15,771	--	15,301	--
Derivative liabilities	--	1,784	--	--
Share capital	339,158	382,629	280,561	324,060
Share capital – preferred shares	--	10,490	--	9,433
Shareholders equity – warrants	351	--	76	--
Contributed surplus	27,572	22,092	26,923	21,443
Equity portion of preferred shares	12,682	--	1,969	--
Deficit, opening	99,334	232,430	46,013	161,812
Incremental equity on exchange of preferred shares	11,016	--	--	--
Deficit, closing	130,177	236,792	99,334	232,430

Q2 2010 FS	Page 14

11.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

	(b)	Related party property acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expense in subsequent years.

	(c)	Ceiling test

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs, plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties. The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

At June 30, 2010, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required an impairment adjustment of $9.7 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.

At June 30, 2010, under U.S. GAAP the Company applied a full cost ceiling test to its petroleum and natural gas properties. Under U.S. GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At June 30, 2009 the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

During the six months ended June 30, 2009, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $34.1 million pre-tax reduction ($24.2 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

	(d)	Valuation allowance on deferred income tax assets

This adjustment reflects the accounting of an additional valuation allowance on the deferred income tax assets for U.S. GAAP purposes arising from the differences in the accounting values due to the write downs of petroleum and natural gas properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

Q2 2010 FS	Page 15

11.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Preferred shares

Prior to December 31, 2008, the Company had reviewed the convertible preferred shares and their treatment under ASC Topic 480 (formerly SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) and ASC Topic 815 (formerly SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”). While the shares are redeemable they are not mandatorily redeemable as defined by ASC Topic 480 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with ASC Topic 815 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under ASC Topic 815. The convertible preferred shares would be considered “conventional”; accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

On January 1, 2009, the Company adopted the provisions of ASC Topic 815-40 (formerly EITF 07-5 “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock") as of January 1, 2009.  As a result of the adoption, the convertible preferred shares no longer were considered “conventional” as they are denominated in U.S. dollars. The Company was required to determine the fair value of the conversion option (including the impact of the foreign exchange) as at the date of issue. The fair value of the conversion option is recorded as an embedded derivative liability that is adjusted to fair value at each reporting date for U.S. GAAP purposes.  The fair value of the conversion option as at January 1, 2009, June 30, 2009 and December 31, 2009 was $7.2 million, $nil and $nil, respectively. There is no impact on the statement of operations during 2009 as a result of this change in accounting policy.

On February 3, 2010, the Company exchanged the Series A cumulative redeemable convertible preferred shares for Series B preferred shares (note 5). As the exchange was not considered a modification for U.S. GAAP accounting purposes, the effective interest rate used to calculate accretion has been adjusted prospectively. In addition to the exchange of shares, the Company also issued 500,000 common share purchase warrants. Under Canadian GAAP, the exchange was accounted for as an extinguishment with a loss recognized on the exchange. Under U.S. GAAP, because the Series B preferred shares and the common share purchase warrants are denominated in a currency other than the Company’s functional currency, the preferred share conversion option and the warrants are considered derivative liabilities. Under Canadian GAAP, the conversion option and warrants are recorded as a component of shareholders’ equity and are not subsequently marked to market at the end of each period. The derivative liabilities are recorded at fair value on the date of issue and each subsequent reporting period. Changes in the fair value are recorded in the statement of operations.  The fair value of the derivative liabilities were $3.7 million on February 3, 2010 and $1.8 million on June 30, 2010.

(f) Warrants

Under U.S. GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

Recent developments in U.S. accounting

Subsequent Events

In February 2010, the FASB issued ASU, "Subsequent Events (Topic 855)." The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed.  This ASU was effective upon issuance. The implementation of this update did not materially impact the Company’s consolidated financial position, operating results or cash flows.

Q2 2010 FS	Page 16

11.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

Stock Compensation

In April 2010, the FASB issued ASU, "Compensation–Stock Compensation (Topic 718)." The amendments clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The implementation of this update is not expected to materially impact the Company’s consolidated financial position, operating results or cash flows.

Receivables

In July 2010, the FASB issued ASU, "Receivables (Topic 310)." The update is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The implementation of this update is not expected to materially impact the Company’s disclosures.

CASH FLOW PRESENTATION

No subtotal is permitted under U.S. GAAP within cash flow from operating activities on the statement of cash flows.

Q2 2010 FS	Page 17

Document 2

SONDE RESOURCES CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of August 5, 2010 and reviewed and approved by the Board of Directors (the “Board”) of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.)  (“Sonde” or the “Company”).  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2010 and the audited consolidated financial statements and MD&A for the year ended December 31, 2009.

Non-GAAP Measures – This MD&A contains the term cash flow from (used for) operations, cash flow per share and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from (used for) operations, cash flow per share and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the operating netback and cash flow from (used for) operations section of this MD&A, reconciliation has been prepared of cash flow from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boe’s may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Share Presentation - On June 3, 2010, the Company’s shareholders approved the consolidation of the Company’s shares on a five for one basis effective on the close of business June 4, 2010. The effect of the consolidation was to reduce to one-fifth the number of common shares, warrants, stock options and stock unit awards outstanding. The number of shares which the preferred shares are convertible into were also reduced to one-fifth. In addition, the conversion price of the preferred shares, the weighted average exercise price and fair value per options, warrants and stock unit awards have been adjusted to five times the pre-consolidation prices. All share and per share amounts included in this MD&A have been adjusted retroactively for the consolidation.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business Overview and Strategy

The Company is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas with operations in Western Canada, offshore the Republic of Trinidad and

Q2 2010 MD&A	Page 1

Tobago and North Africa. The Company is also engaged in a proposed development of a liquefied natural gas project in U.S. federal waters offshore New Jersey (the “LNG Project”).

The Company derives all of its production and cash flow from its operations in Western Canada. The Company’s Western Canadian oil and gas assets are primarily high working interest properties that are geographically concentrated in three areas with multi-zone opportunities, the most significant being Drumheller, Alberta, which accounts for approximately 55% of the Company’s production.

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

•	Hiring a Chief Executive Officer with the skills and strategic vision to extract value from the Company’s assets while pursuing new areas of growth;
•	Developing the Western Canadian asset base to increase daily average production along with replacement of producing reserves on an economic and cost effective basis;
•	Drilling of an appraisal well on the “7th of November Block” in Tunisia and Libya leading to possible development and additional exploration;
•	Increasing the value of the Company’s interests in Trinidad and Tobago through a vigilant and realistic development plan in Block 5(c) with the Company’s partner BG International Limited (“BG”); and
•	Seeking synergistic growth opportunities in existing and new areas.

The success of the Company’s ongoing operations are dependent upon several factors, including but not limited to, the price of energy commodity products, the Company’s ability to manage price volatility, increasing production and related cash flows, controlling costs, capital spending allocations, financial capabilities of their international joint venture partners, the ability to attract equity investment, hiring and retaining qualified personnel, managing political and government risk, and the success of the LNG project permitting process.

Operating netback and cash flow from (used for) operations

	($ thousands)			($ per boe)
Three months ended June 30	2010	2009	% change	2010	2009	% change
Revenue
Petroleum and natural gas sales	8,720	8,302	5	33.14	29.27	13
Realized gain on financial instruments	923	--	n/a	3.51	--	n/a
Transportation	(333)	(170)	96	(1.27)	(0.60)	112
Royalties	(1,628)	(564)	189	(6.19)	(1.99)	211
	7,682	7,568	2	29.19	26.68	9
Operating	(2,691)	(4,417)	(39)	(10.23)	(15.57)	(34)
Operating netback(1)	4,991	3,151	58	18.96	11.11	71
General and administrative	(3,582)	(4,505)	(20)	(13.61)	(15.88)	(14)
Foreign exchange gains	578	1,377	(58)	2.20	4.85	(55)
Interest and other income	105	356	(71)	0.40	1.26	(68)
Interest	(305)	(1,742)	(82)	(1.16)	(6.14)	(81)
Bad debt expense	(885)	(30)	2,850	(3.36)	(0.11)	2,955
Asset retirement expenditures	(35)	(88)	(60)	(0.13)	(0.31)	(58)
Part VI.1 tax on preferred share dividends	(386)	--	n/a	(1.47)	--	n/a
Restructuring costs	--	(5,611)	n/a	--	(19.78)	n/a
Cash flow from (used for) operations(1)	481	(7,092)	107	1.83	(25.00)	107
Changes in non-cash working capital	925	8,972	(90)	3.52	31.63	(89)
Cash from (used for) by operating activities	1,406	1,880	(25)	5.35	6.63	(19)
(1) Non-GAAP measure

Q2 2010 MD&A	Page 2

	($ thousands)			($ per boe)
Six months ended June 30	2010	2009	% change	2010	2009	% change
Revenue
Petroleum and natural gas sales	18,894	18,282	3	36.81	31.16	18
Realized gain on financial instruments	1,133	--	n/a	2.21	--	n/a
Transportation	(610)	(358)	70	(1.19)	(0.61)	95
Royalties	(3,134)	(2,043)	53	(6.11)	(3.48)	76
	16,283	15,881	3	31.72	27.07	17
Operating	(5,567)	(7,868)	(29)	(10.85)	(13.41)	(19)
Operating netback(1)	10,716	8,013	34	20.87	13.66	53
General and administrative	(6,155)	(7,424)	(17)	(11.99)	(12.66)	(5)
Foreign exchange gains	581	1,528	(62)	1.13	2.61	(57)
Interest and other income	144	481	(70)	0.28	0.82	(66)
Interest	(551)	(2,531)	(78)	(1.07)	(4.31)	(75)
Bad debt expense	(915)	(87)	952	(1.78)	(0.15)	1,087
Asset retirement expenditures	(35)	(345)	(90)	(0.07)	(0.59)	(88)
Part VI.1 tax on preferred share dividends	(386)	--	n/a	(0.75)	--	n/a
Restructuring costs	--	(8,351)	n/a	--	(14.24)	n/a
Cash flow from (used for) operations(1)	3,399	(8,716)	139	6.62	(14.86)	145
Changes in non-cash working capital	(4,540)	15,603	(129)	(8.85)	26.60	133
Cash from (used for) by operating activities	(1,141)	6,887	(117)	(2.23)	11.74	(119)
(1) Non-GAAP measure

For the three months ended June 30, 2010, cash flow from operations was $0.5 million compared to cash flow used for operations of ($7.1) million in 2009.

For the six months ended June 30, 2010, cash flow from operations was $3.4 million compared to cash flow used for operations of ($8.7) million in 2009.

In 2010, the Company realized a higher operating netback due to increased commodity prices, realized hedging gains and lower operating expenses which partially offset the impact of decreased natural gas production. In addition, the Company incurred lower interest, general and administrative (“G&A”) and restructuring costs, related to the Company’s Companies Creditors Arrangement Act (“CCAA”) and restructuring in 2009.

Production

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Natural gas (mcf/d)	13,631	15,094	13,369	16,050
Crude oil and natural gas liquids (bbls/d)	620	601	608	566
Total Production (boe/d) (6:1)	2,892	3,117	2,836	3,241

For the three months ended June 30, 2010, production averaged 2,892 boe per day and for the six months ended June 30, 2010, production averaged 2,836 boe per day.  The decrease in 2010 natural gas production is mainly due to natural declines which more than offset new gas wells tied-in during the second quarter of 2010.  Other factors contributing to the decline in production during the second quarter of 2010 were turnarounds and the shut-in of a producing well for 15 days in order to test

Q2 2010 MD&A	Page 3

additional zones.  Crude oil and NGL production increased due to new production brought on stream in 2010.

Petroleum and natural gas sales, net of transportation

	Three months ended June 30		Six months ended June 30
($ thousands, except where otherwise noted)	2010	2009	2010	2009

Petroleum and natural gas sales, net of transportation
Natural gas	4,411	4,973	10,579	12,546
Realized gains on financial instruments	923	--	1,133	--
	5,334	4,973	11,712	12,546
Crude oil and natural gas liquids	3,976	3,159	7,705	5,378
Total	9,310	8,132	19,417	17,924
Average sales price
Natural gas ($/mcf)	4.30	3.62	4.84	4.32
Crude oil and natural gas liquids ($/bbl)	70.47	57.78	70.01	52.49
Total ($/boe)	35.38	28.67	37.83	30.55

For the three months ended June 30, 2010, petroleum and natural gas sales, net of transportation was $9.3 million, consisting of $4.4 million in natural gas, $0.9 million in realized gains on a natural gas hedge and $4.0 million of crude oil and natural gas liquids sales. The Company realized an average sales price of $35.38 per boe during the three months ended June 30, 2010 compared to $28.67 per boe for the same period in 2009.

For the six months ended June 30, 2010, petroleum and natural gas sales, net of transportation was $19.4 million, consisting of $10.6 million in natural gas, $1.1 million in realized gains on a natural gas hedge and $7.7 million of crude oil and natural gas liquids sales. The Company realized an average sales price of $37.83 per boe during the six months ended June 30, 2010 compared to $30.55 per boe for the same period in 2009.

The increase in natural gas sales is mainly due to an increase in realized prices and realized hedging gains which offset the Company’s decrease in natural gas production in 2010 compared to 2009. Crude oil and natural gas liquids increased primarily due to increased oil prices and production compared to the same period in 2009.

Royalties

	Three months ended June 30		Six months ended June 30
($ thousands, except where otherwise noted)	2010	2009	2010	2009

Royalties
Crown	1,501	301	2,562	1,394
Freehold and overriding	127	263	572	649
Total	1,628	564	3,134	2,043
Royalties per boe ($)	6.19	1.99	6.11	3.48
Average royalty rate (%)	17.5	6.9	16.1	11.4

Q2 2010 MD&A	Page 4

The Company pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.

Crown royalties on Alberta natural gas production are calculated based on the Alberta Reference Price, which may vary from the Company’s realized corporate price, which impacts the average royalty rate. In addition, various items, including cost of service credits and other royalty credit programs, impact the average royalty rate paid.

Natural gas and liquids royalties for the three months ended June 30, 2010 were $1.6 million or 17.5% of total petroleum and natural gas sales compared to $0.6 million or 6.9% in 2009.

Natural gas and liquids royalties for the six months ended June 30, 2010 were $3.1 million or 16.1% of total petroleum and natural gas sales compared to $2.0 million or 11.4% in 2009.

In 2009, the Company incurred lower royalty rates compared to 2010 due to favourable prior period adjustments realized in 2009 on crown royalties and lower royalty rates under the new Alberta royalty framework.  In addition, in 2010 the Company incurred an unfavourable annual gas cost allowance adjustment of $0.9 million.

Operating expenses

For the three months ended June 30, 2010, operating expenses were $2.7 million or $10.23 per boe compared to $4.4 million or $15.57 per boe for the same period in 2009. For the six months ended June 30, 2010, operating expenses were $5.6 million or $10.85 per boe compared to $7.9 million or $13.41 per boe for the same period in 2009.  The Company continues to attain the benefits from an ongoing cost rationalization policy implemented in the latter part of 2009.  In 2010, the Company incurred decreased labour and processing fees which were partially offset by an increase in workovers as a result of turnarounds.  In 2009, the Company incurred $0.9 million in one-time operating expenses related to the CCAA claims process.

General and administrative expenses

	Three months ended June 30		Six months ended June 30
($ thousands, except where otherwise noted)	2010	2009	2010	2009

Gross general and administrative expense	7,884	8,896	14,216	14,480
Capitalized general and administrative expense	(4,302)	(4,391)	(8,061)	(7,056)
Net general and administrative expense	3,582	4,505	6,155	7,424
General and administrative expense ($/boe)	13.61	15.88	11.99	12.66

For the three months ended June 30, 2010, net G&A was $3.6 million or $13.61 per boe compared to $4.5 million or $15.88 per boe in 2009.

For the six months ended June 30, 2010, net G&A was $6.2 million or $11.99 per boe compared to $7.4 million or $12.66 per boe in 2009.

During 2010, the Company continued to implement its rationalization program to reduce G&A costs to a more manageable level, which more than offset increased legal fees related to the Company’s class action lawsuit.  In 2009, the Company incurred significant one time payments related to the departures of former executives and directors of the Company.

Q2 2010 MD&A	Page 5

Stock based compensation

During the six months ended June 30, 2010, the Company incurred stock based compensation expenses of $0.8 million compared to $1.4 million in 2009. The decrease is due to a significantly lower number of options outstanding during the six months ended June 30, 2010 compared to 2009.

The Company issued 308,800 stock unit awards to members of the Board of Directors. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. At June 30, 2010, the Company recorded a liability of $0.2 million to recognize the fair value of the vested stock units (December 31, 2009 - $0.1 million).

During the second quarter of 2010, 5,666 stock unit awards were exercised and 23,334 expired related to a former director of the Company.

Depletion, depreciation and accretion

Depletion, depreciation and accretion expense ("DD&A") was $14.4 million or $28.00 per boe for the six months ended June 30, 2010 compared to $18.2 million or $31.06 per boe in 2009. The calculation of depletion and depreciation included an estimated $5.1 million (June 30, 2009 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $112.6 million (June 30, 2009 - $145.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.0 million (June 30, 2009 - $22.7 million) relates to Western Canada, nil (June 30, 2009 - $5.5 million) to East Coast Canada, $71.2 million (June 30, 2009 - $96.5 million) to Trinidad and Tobago, $26.4 million (June 30, 2009 – $17.6 million) to the LNG Project and $6.0 million (June 30, 2009 – $3.3 million) for offshore Libya/Tunisia.  The Company's DD&A is lower in 2010 due to the impact on depletion of the $57.5 million ceiling test impairment recognized at December 31, 2009 on the carrying value of the Company’s Canadian petroleum and natural gas assets.

At June 30, 2010, the Company applied a ceiling test to its petroleum and natural gas properties. The application of this test required an adjustment of $9.7 million to the carrying value of the Company’s Canadian petroleum and natural gas properties (December 31, 2009 - $57.5 million).  The write-down was primarily affected by certain reserve volumes deemed uneconomic due to reduced forecasted natural gas prices at June 30, 2010 compared to December 31, 2009.

Income taxes

The Company’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilling costs related to exploration and development wells.

At June 30, 2010, the Company has estimated $246.6 million in tax pools and $76.4 million in non-capital losses that are available for future deduction against taxable income.

Q2 2010 MD&A	Page 6

June 30
($ thousands)	2010
Canadian exploration expense	54,941
Canadian oil and gas property expense	41,651
Canadian development expense	34,462
Undepreciated capital costs	29,678
Share issue costs	7,424
Foreign exploration expense	77,688
Other	757
Total	246,601

Non-capital losses expire as follows:

($ thousands)
2010 - 2020	--
2021 - 2025	65
2026 - 2030	76,356
76,421

Capital expenditures

	Three months ended June 30	Six months ended June 30
($ thousands)	2010	2009	2010	2009
Acquisitions	--	--	660	--
Exploration and development	2,988	2,536	7,031	20,004
Plants, facilities and pipelines	1,065	243	1,065	1,443
Land and lease	241	298	509	889
Capitalized general and administrative expenses	4,302	4,391	8,061	7,056
Exploration and development expenditures	8,596	7,468	17,326	29,392
Exploration and development divestitures	--	--	--	(9,062)
Net capital expenditures	8,596	7,468	17,326	20,330

The Company invested $17.3 million of capital expenditures during the six months ended June 30, 2010, relating to various projects in progress. The Company invested $7.0 million in Western Canada on completions and tie-ins of wells drilled during the 2009 winter drilling program. In addition, $2.4 million was spent in Libya/Tunisia on third party rig demobilization costs, capitalized G&A costs, geotechnical site surveys and tangible equipment for the purposes of evaluating and drilling the Zarat 1 North well. During 2010, the Company incurred $6.7 million of capitalized G&A relating to the progression of the LNG project submission for permitting in Q3 2010.  In addition, the Company incurred $1.2 million of Trinidad Block 5(c) costs related to the planning of the next exploration phase.

Q2 2010 MD&A	Page 7

Liquidity and capital resources

	June 30	December 31
($ thousands)	2010	2009
Working capital surplus	37,538	14,722
Revolving credit facility	(80)	(24,067)
Working capital surplus (deficit)	37,458	(9,345)

As at June 30, 2010, the Company had a working capital surplus of $37.5 million (December 31, 2009 – deficit of $9.3 million), the Company had drawn $0.1 million (December 31, 2009 – $24.1 million) against the $40.0 million (December 31, 2009 - $40.0 million) demand revolving credit facility (the “Credit Facility) at a variable interest rate of prime plus 0.25% (December 31, 2009 – prime plus 0.75%).  The Credit Facility is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. The Credit Facility has covenants, as defined in the Company’s credit agreement, that require the Company to maintain its working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from the Credit Facility or domestic cash flow while the Credit Facility is outstanding. The Company and its creditor completed their semi-annual review of the Credit Facility in June 2010 and is subject to the next review on or before January 1, 2011.

At June 30, 2010, the Company had $8.6 million in cash and cash equivalents (December 31, 2009 - $3.3 million) and $22.7 million classified as restricted cash (December 31, 2009 – $22.3 million).

On January 19, 2010, the Company completed a private placement of 22,884,848 common shares at $2.60 per share for gross proceeds of $59.5 million.

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011, the conversion price was reduced from US$12.50 to US$3.00 and the conversion of 150,000 preferred shares was increased from 1,200,000 to 5,000,000. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$3.00 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered.  The extension will provide the Company with additional flexibility as the Company continues to advance its domestic and international capital programs and work towards improving its liquidity and capital resources.

The Company generally relies on a combination of cash flow from operations, Credit Facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

The Company’s cash flow from operating activities is directly related to underlying commodity prices and production volumes. A significant decrease in commodity prices could materially impact the Company's future cash flow from operations and liquidity. In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the Credit Facility, therefore reducing the Credit Facility available for Western Canadian investment, and in some instances, require a portion of the Credit Facility to be repaid. The Company has entered into risk management contracts to mitigate its commodity price. Management continues to review various other risk mitigating options. The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions.  The Company’s 2010 exploration and development program will be financed through a combination of cash, cash flow from operations, Credit Facility utilization, possible future debt or equity financings, farm outs and joint ventures.

Q2 2010 MD&A	Page 8

Contingencies and commitments

Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the Block 5(c) project operated by BG. At June 30, 2010, BG held in escrow for the Company US$20.0 million whereby the Company must maintain the lesser of US$20.0 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with The Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program.

The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. This request has been denied. The Government has suggested a partnering by the Company with a seismic program earmarked by Petrotrin for its land acreage. The partnering would guarantee the Company has access to the seismic data and an opportunity to participate in other proposed exploration activities set out by Petrotrin.  While the Company believes the proposal is reasonable, it is possible that a mutually agreeable solution may not be reached and the Company may be required to pay some portion of the performance security amount in order to relinquish the MG Block.

Libya/Tunisia

On August 27, 2008, the Company entered into the 7th of November Block Exploration and Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 300 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49.0 million to secure its minimum work program obligations. Under the EPSA, the Company has also agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation is secured by a fully insured bank guarantee for US$15.0 million to Joint Oil payable if a rig is not moved on location by August 26, 2010. On July 12, 2010, the rig move on date in the bank guarantee was extended from August 26, 2010 to November 26, 2010.  This guarantee will be reduced upon the Company meeting specified milestones with respect to the appraisal well.

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in the Company's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on

Q2 2010 MD&A	Page 9

the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million.

On April 30, 2010, the Company announced it had signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig for drilling the Zarat 1 North appraisal well on the 7th of November Block, offshore Libya/Tunisia during the fourth quarter of 2010.  The Assignment and Transfer Agreement required the payment of US$2.0 million for both Canadian Sahara Energy Inc. (“Canadian Sahara”) and the Company’s share of third party rig demobilization costs as well as a deposit of US$6.8 million to be held as security for the due performance of the Company’s and Canadian Sahara’s share of the obligations.

In July 2008, the Company entered into a Participation Agreement (“PA”) to use reasonable efforts to transfer a 50% interest to Canadian Sahara upon execution of the EPSA.  The interest is to be held in trust until Canadian Sahara is recognized as a party to the EPSA.  Canadian Sahara is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees.  On July 5, 2010, the Company and Canadian Sahara finalized a Joint Operating Agreement (“JOA”) to govern the conduct of operations between the parties. In addition, the two parties entered into a Clarification Agreement which, among other matters, gives Canadian Sahara until September 15, 2010 to pay its share of costs, plus interest, incurred after April 1, 2010.  Canadian Sahara’s failure to pay their share of costs, plus interest, when due would constitute a default under the terms of the JOA.  At June 30, 2010, Canadian Sahara had been invoiced US$5.4 million in joint interest billings.

Litigation and claims

In December 2009, a class action lawsuit was commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. In addition, in May and June 2010, two proposed class action lawsuits were commenced in the Ontario Superior Court of Justice. The actions are made against different groups of former executives and directors of the Company and one current officer of the Company. One of the actions alleges oppression and improper option granting practices and includes the Company and Challenger Energy Corp. (“Challenger”), a wholly owned subsidiary of the Company, as defendants. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. The class action lawsuits purport to be brought on behalf of purchasers of common shares of the Company from January 14, 2008 to February 17, 2009.

The defendants named in the lawsuit other than the Company and Challenger may seek indemnification from the Company for the expenses and costs of the lawsuit and in respect of any damages that may be awarded to the plaintiffs. In such event, the Company will assess the indemnification obligations, if any. The Company carries director and officer liability insurance which may limit the indemnification obligations, if any, of the Company.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Q2 2010 MD&A	Page 10

Share capital

As at August 5, 2010, the Company had 62.3 million common shares, 2.0 million stock options, 0.2 million Series B Preferred Shares and 0.5 million common share purchase warrants issued and outstanding.

Risk Management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate, commodity price risk and liquidity risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at June 30, 2010, the maximum credit risk exposure is the carrying amount of cash and cash equivalents of $8.6 million (December 31, 2009 – $3.3 million), restricted cash of $22.7 million (December 31, 2009 – $22.3 million), accounts receivable of $14.9 million (December 31, 2009 – $14.2 million) and fair value of financial instruments of $1.8 million (December 31, 2009 – nil). As at June 30, 2010, the Company’s accounts receivables consisted of $5.5 million (December 31, 2009 - nil) of Libya/Tunisia joint interest billings, $4.7 million (December 31, 2009 - $6.7 million) of Western Canada joint interest billings, $2.0 million (December 31, 2009 - $2.5 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $2.7 million (December 31, 2009 - $5.0 million) of revenue accruals and other receivables.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $1.2 million (December 31, 2009 - $0.4 million).

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At June 30, 2010, the Company has US$0.2 million in cash and cash equivalents (December 31, 2009 – US$0.6 million), US$21.0 million in restricted cash (December 31, 2009 – US$20.9 million), US$1.9 million (December 31, 2009 – US$2.4 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$5.4 million (December 31, 2009 – nil) in joint interest receivables and US$3.4 million  (December 31, 2009 – nil) of prepaid drilling costs related to the Libya/Tunisia drilling program, US$2.0 million (December 31, 2009 – US$1.0 million) of Block 5(c) payables, US$2.2 million (December 31, 2009 – US$0.5 million) of LNG Project payables,  and US$14.8 million (December 31, 2009 – US$14.6 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Libya/Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Q2 2010 MD&A	Page 11

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at June 30, 2010.

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The Company has the following natural gas price risk contract:

Term	Contract	Volume (GJs/d)	Fixed price	June 30, 2010 Fair Value
January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$1,776

Critical accounting estimates

There were no material changes to the Company’s critical accounting estimates during the quarter ended June 30, 2010. For a full discussion of critical accounting estimates, please refer to the Company’s discussion in its MD&A for the year ended December 31, 2009.

IFRS Implementation

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010. This means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company commenced its transition project during the second quarter of 2010 which is comprised of three key phases: initial assessment, design and development and implementation. The Company has nearly completed the initial assessment phase, which includes a high level analysis of the differences between Canadian GAAP and IFRS and the potential effects of the IFRS conversion on the Company’s existing accounting policies, financial reporting, external disclosures, information system, internal controls and business processes, and has commenced the second phase, including a detailed analysis of differences in accounting policies and required adjustments to the balance sheet on transition to IFRS.  The Company has not yet finalized its analysis and is currently unable to determine the impact of the conversion to IFRS on its financial statements at this time.

The IFRS impact on internal control over financial reporting disclosure controls and procedures, business activities, financial reporting expertise and IT systems are also to be addressed in the manner as follows:

•	The Company will ensure controls are sufficiently robust to address the resulting changes and that accurate information about the conversion process is communicated to its stakeholders.
•	The Company has been cognizant of the upcoming transition to IFRS and as such there are no foreseen issues with its counterparties or lenders.

Q2 2010 MD&A	Page 12

•
Training has been provided to key employees impacted by the conversion process and will continue throughout the transition. Technical training and information sessions will be presented to the board and/or audit committee as required.

•
The Company will continue to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators which may affect the timing, nature or disclosure of the adoption of IFRS.

•
The final implementation phase includes the integration of the identified solutions into processes and financial systems required for the conversion to IFRS and the comparative reporting required for the year of transition. The required system and process changes will be integrated as confirmed and validated.

As the transition project progresses and outcomes are identified, the Company may change its intentions between the time of communication of these key milestones and the changeover date. Further, changes in regulation or economic conditions at the date of the changeover or throughout the project may result in changes to the transition plan communicated above.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices in 2010 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the unaudited consolidated interim financial statements for the six months ended June 30, 2010:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	2,420
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	110
Change in natural gas production by 1 mmcf/d (2)	876
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	1,268

(1)	Reflects the change in petroleum and natural gas sales for the six months ended June 30, 2010.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the six months ended June 30, 2010.

Quarterly financial summary

($ thousands except per share and production amounts)
	2010			2009			2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production
Natural gas (mcf/d)	13,631	13,104	14,428	11,794	15,094	17,016	15,726	17,268
Oil and natural gas liquids (bbl/d)	620	595	653	582	601	531	599	689
Total (boe/d)	2,892	2,779	3,058	2,548	3,117	3,367	3,220	3,567

Petroleum & natural gas sales (1)	9,310	10,107	9,935	5,913	8,132	9,792	13,213	20,494
Net income (loss)	(17,663)	(2,164)	(63,903)	29,456	(9,888)	(8,986)	(18,189)	(2,117)
Net income (loss) per share – basic	(0.28)	(0.04)	(1.62)	0.85	(0.29)	(0.27)	(0.56)	(0.07)
Cash flow from (used for) operations (2) (3)	481	2,918	3,671	(13,133)	(7,092)	(1,623)	2,422	8,960
Cash flow per share – basic (2)	0.01	0.05	0.09	(0.38)	(0.21)	(0.05)	0.08	0.30
(1) Petroleum and natural gas sales net realized gains on financial instruments and transportation costs
(2) Non-GAAP measures
(3) Prior period cash flow from (used for) operations has been revised to reflect the impact of foreign exchange on cash and cash equivalents

Q2 2010 MD&A	Page 13

Significant factors and trends that have impacted the Company’s results during the above periods include:

•	Revenue is directly impacted by the Company’s ability to replace existing declining production and add incremental production through its on-going capital expenditure program.
•
Fluctuations in the Company’s petroleum and natural gas sales and net income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact of royalties.

•	From March 2009 to September 2009 the Company was under CCAA protection which negatively affected the Company’s net income (loss).
•	In Q3 2009, the Company acquired Challenger and recorded a bargain purchase gain of $8.5 million and disposed of an undivided 45% interest in Block 5 (c) to BG for a gain of $35.6 million.
•	In Q4 2009, the Company recorded a write-down of $57.5 million related to its Canadian petroleum and natural gas properties.
•	In Q2 2010, the Company recorded a write-down of $9.7 million related to its Canadian petroleum and natural gas properties.

Please refer to the other sections of this MD&A for the detailed discussions on changes for the second quarter ending June 30, 2010, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management as appropriate to allow timely decisions regarding public disclosure.

The Company is required to disclose any change in the Company's internal controls over financial reporting that occurred during the period beginning on January 1, 2010 and ending on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. Management concluded during the interim period ended June 30, 2010, no material changes in the Company’s internal controls and procedures have occurred during the Company’s most recent interim period, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Information

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Sonde Resources Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.sonderesources.com.

Q2 2010 MD&A	Page 14

Document 3

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Marvin M. Chronister, the Chairman of the Board of Directors of Sonde Resources Corp., in the capacity of Chief Executive Officer, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Sonde Resources Corp. (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 6, 2010

Signed “Marvin M. Chronister”
Marvin M. Chronister
Chairman of the Board, in the capacity as Chief Executive Officer
Sonde Resources Corp.

Document 4

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Robb D. Thompson, the Chief Financial Officer of Sonde Resources Corp., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Sonde Resources Corp. (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 6, 2010

Signed “Robb D. Thompson”
Robb D. Thompson
Chief Financial Officer
Sonde Resources Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 6, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer